FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Paulson Capital Corp.	2. Issuer Name and Ticker or Trading Symbol Careside, Inc. (CASI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 811 SW Naito Parkway, Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/20/03
(Street) Portland, OR 97204		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X(1) Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/06/02		P		5,000	A	.0002	2,986,450	I	See footnote(2)
Common Stock	11/13/02		P		5,000	A	.0002	2,986,450	I	See footnote
Common Stock	11/20/02		P		2,193	A	.0009	2,986,450	I	See footnote
Common Stock	11/22/02		P		4,400	A	.0004	2,986,450	I	See footnote
Common Stock	11/26/02		P		1,100	A	.0009	2,986,450	I	See footnote
Common Stock	12/20/02		P		12,500	A	.0002	2,986,450	I	See footnote
Common Stock	12/24/02		P		17,000	A	.0001	2,986,450	I	See footnote
Common Stock	12/26/02		P		1,700	A	.0011	2,986,450	I	See footnote
Common Stock	12/27/02		P		650	A	.0015	2,986,450	I	See footnote
Common Stock	12/30/02		P		13,000	A	.0001	2,986,450	I	See footnote
Common Stock	12/31/02		P		2,100	A	.0009	2,986,450	I	See footnote
Common Stock	1/28/03		P		300	A	.0033	2,986,450	I	See footnote
Common Stock	2/20/03		P		10,800	A	.0001	2,986,450	I	See footnote
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrant (right to buy)	9.00	10/22/02		P		30,000			6/16/04	Common Stock	30,000.0000	618,700	I	See footnote
Warrant (right to buy)	9.00	11/01/02		P		10,000			6/16/04	Common Stock	10,000.0001	618,700	I	See footnote
Warrant (right to buy)	9.00	11/06/02		P		5,000			6/16/04	Common Stock	5,000.0002	618,700	I	See footnote
Warrant (right to buy)	9.00	11/13/02		P		5,000			6/16/04	Common Stock	5,000.0002	618,700	I	See footnote
Warrant (right to buy)	9.00	11/20/02		P		2,000			6/16/04	Common Stock	2,000.0005	618,700	I	See footnote
Warrant (right to buy)	9.00	11/22/02		P		4,000			6/16/04	Common Stock	4,000.0002	618,700	I	See footnote
Warrant (right to buy)	9.00	11/25/02		P		500			6/16/04	Common Stock	500.0020	618,700	I	See footnote
Warrant (right to buy)	9.00	12/5/02		P		5,000			6/16/04	Common Stock	5,000.0002	618,700	I	See footnote
Warrant (right to buy)	9.00	12/18/02		P		4,000			6/16/04	Common Stock	4,000.0002	618,700	I	See footnote
Warrant (right to buy)	9.00	12/20/02		P		12,000			6/16/04	Common Stock	12,000.0001	618,700	I	See footnote
Warrant (right to buy)	9.00	12/23/02		P		5,000			6/16/04	Common Stock	5,000.0002	618,700	I	See footnote
Warrant (right to buy)	9.00	12/24/02		P		22,000			6/16/04	Common Stock	22,000.0001	618,700	I	See footnote
Warrant (right to buy)	9.00	12/27/02		P		1,000			6/16/04	Common Stock	1,000.0010	618,700	I	See footnote
Warrant (right to buy)	9.00	12/30/02		P		23,200			6/16/04	Common Stock	23,200.0001	618,700	I	See footnote
Warrant (right to buy)	9.00	12/31/02		P		11,000			6/16/04	Common Stock	11,000.0000	618,700	I	See footnote
Warrant (right to buy)	9.00	1/28/03		P		300			6/16/04	Common Stock	300.0033	618,700	I	See footnote
Warrant (right to buy)	9.00	2/20/03		P		5,000			6/16/04	Common Stock	5,000.0002	618,700	I	See footnote

Explanation of Responses:

(1) In addition to Paulson Capital Corp. ("PCC"), the following are reporting parties: Chester L.F. Paulson, Jacqueline M. Paulson, Paulson Family LLC ("LLC") and Paulson Investment Company ("PIC"). The address for each of the reporting parties is the same as that provided for PCC.
(2) Mr. and Mrs. Paulson are controlling managers of LLC, which is a controlling shareholder of PCC, which is the parent company of PIC. The securities are held in the name of PIC. Mr. and Mrs. Paulson and LLC expressly disclaim any beneficial ownership of securities in the name of PIC.

By: /s/ Harry L. Striplin, Attorney-in-Fact for Chester L.F. Paulson, Chairman **Signature of Reporting Person	4/9/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to general Instruction number 7 to Form 4, the following additional reporting persons are covered by this joint filing:

Names:

Chester L.F. Paulson, individually
Jacqueline M. Paulson, individually
Paulson Family LLC
Paulson Investment Company

Address of each such person:

811 SW Naito Parkway, Suite 200
Portland, OR 97204

Designated Filer:

Paulson Capital Corp.

Signatures:

/s/ Harry L. Striplin, Attorney-in-Fact for
Chester L.F. Paulson, individually

/s/ Harry L. Striplin, Attorney-in-Fact for
Jacqueline M. Paulson

Paulson Family LLC

By: /s/ Harry L. Striplin, Attorney-in-Fact for
Chester L.F. Paulson, Manager

Paulson Investment Company

By: /s/ Harry L. Striplin, Attorney-in-Fact for
Chester L.F. Paulson, Chairman